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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                            800 TRAVEL SYSTEMS, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    282506104
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                                 (CUSIP Number)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [ ] Rule 13d-1(b)

          [X] Rule 13d-1(c)

          [ ] Rule 13d-1(d)


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 282506104                 13G                             PAGE 2 OF 5
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    1) Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons
       (Entities Only)

                                Michael A. Gaggi

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    2) Check the Appropriate Box if a Member of a Group
       (See Instructions)                                               (a) [ ]
                                                                        (b) [ ]
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    3) SEC Use Only

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    4) Citizenship or Place of Organization

                                  UNITED STATES

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          Number of        (5) Sole Voting Power

            Shares                  639,104*

         Beneficially      (6) Shared Voting Power

           Owned by                 0

             Each          (7) Sole Dispositive Power

          Reporting                 639,104*

            Person         (8) Shared Dispositive Power

             With                   0

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    9) Aggregate Amount Beneficially Owned by Each Reporting Person

             639,104 (* includes 115,335 shares able to be acquired through the exercise of stock options)

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   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
         (See Instructions)

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   11) Percent of Class Represented by Amount in Row (9)
  8% based upon approximately 8,010,871 (representing 7,895,536 shares of common stock outstanding on December 31, 2001 plus the 115,335 shares able to be acquired upon exercise of stock options).

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   12) Type of Reporting Person (See Instructions)
                                       IN

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CUSIP NO. 282506104                 13G                             PAGE 3 OF 5
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  Item 1(a).      Name of Issuer:

                            800 TRAVEL SYSTEMS, INC.

  Item 1(b).      Address of Issuer's Principal Executive Offices:

                          4802 Gunn Highway, Suite 140
                              Tampa, Florida 33624

  Item 2(a).      Name of Person Filing:

                                Michael A. Gaggi

  Item 2(b).      Address of Principal Business Office or, if none, Residence:

                          4802 Gunn Highway, Suite 140
                              Tampa, Florida 33624

  Item 2(c).      Citizenship:

                                  UNITED STATES

  Item 2(d).      Title of Class of Securities:

                                  Common Stock

  Item 2(e).      CUSIP Number:

                                    282506104

  Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
  (c), check whether the filing person is a:

   (a)  [  ]  Broker or Dealer registered under Section 15 of the Exchange Act;
   (b)  [  ]  Bank as defined in Section 3(a)(6) of the Exchange Act;
   (c)  [  ]  Insurance company as defined in Section 3(a)(19) of the Exchange
              Act;
   (d)  [  ]  Investment company registered under Section 8 of the Investment
              Company Act;
   (e)  [  ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
   (f)  [  ]  An employee benefit plan or endowment fund in accordance with
              Rule 13d-1(b)(1)(ii)(F);
   (g)  [  ]  A parent holding company or control person in accordance with
              Rule 13d-1(b)(1)(ii)(G);
   (h)  [  ]  A savings association as defined in Section 3(b) of the Federal
              Deposit Insurance Act;


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CUSIP NO. 282506104                 13G                             PAGE 4 OF 5
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   (i)  [  ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
             Company Act;

   (j)  [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ X ]

  Item 4.    Ownership:

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount Beneficially Owned:
                                     639,104

         (b)      Percent of Class:
                                      8%

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:
                                     639,104

                  (ii)     shared power to vote or to direct the vote:
                                        0

                  (iii)    sole power to dispose or to direct the disposition
                           of:
                                     639,104

                  (iv)     shared power to dispose or to direct the disposition
                           of:
                                        0

  Item 5.    Ownership of Five Percent or Less of a Class:

                                 Not applicable

  Item 6.    Ownership of More than Five Percent on Behalf of Another Person:
                                 Not applicable

  Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                                 Not applicable

  Item 8.    Identification and Classification of Members of the Group:

                                 Not applicable

  Item 9.    Notice of Dissolution of Group:

                                 Not applicable

  Item 10.   Certification:
                           By signing below I certify that, to the best of my
                  knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP NO. 282506104                 13G                             PAGE 5 OF 5
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2002


                                               /s/ MICHAEL A. GAGGI
                                               --------------------------------
                                               Michael A. Gaggi